Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

EVOLVING SYSTEMS, INC.,

ESI ACQUISITION ONE CORPORATION,

CMS COMMUNICATIONS, INC.

AND

THE SHAREHOLDERS OF CMS COMMUNICATIONS, INC.

November 3, 2003

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into as of November 3, 2003 by and among Evolving Systems, Inc., a Delaware corporation (“Parent”), ESI Acquisition One Corporation, an Ohio corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), CMS Communications, Inc., an Ohio corporation (“Company”), and all of the shareholders of Company (collectively, the “Company Shareholders” and each individually, a “Company Shareholder”).

RECITALS

A.                                   The parties intend that, subject to the terms and conditions hereinafter set forth, Merger Sub will merge with and into Company (the “Merger”), with Company to be the surviving corporation of the Merger, all pursuant to the terms and conditions of this Agreement and the Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) and the applicable provisions of the laws of the State of Ohio.

B.                                     The Boards of Directors of Parent, Merger Sub and Company have determined that the Merger is in the best interests of their respective companies and shareholders, have approved the Merger and, accordingly, have agreed to effect the Merger provided for herein upon the terms and conditions of this Agreement.

C.                                     To induce Parent and Merger Sub to enter into this Agreement, the Company Shareholders have voted their Company Common Shares (as hereinafter defined) in favor of the Merger.

D.                                    Concurrently with the execution of this Agreement, and as a condition and inducement for the parties’ willingness to enter into this Agreement:  (i) Parent, Company and each Company Shareholder are executing an Escrow Agreement in the form attached as Exhibit B-1 with respect to the Hold-Back Shares (as defined in Section 1.2(b) (the “Hold-Back Share Escrow Agreement”) and an Escrow Agreement in the form attached as Exhibit B-2 with respect to the Hold-Back Cash (as defined in Section 1.5) (the “Hold-Back Cash Escrow Agreement”) and (ii) each Company Shareholder is executing an investment representation letter in the form attached hereto as Exhibit C (collectively, the “Investment Representation Letters”), and a noncompetition agreement in the form attached hereto as Exhibit D (collectively, the “Noncompetition Agreements”).

E.                                      At the Effective Time, (i) all of the then issued and outstanding common shares of Company, $0.10 par value per share (the “Company Common Shares”), will be automatically converted into the right to receive, and shall be exchangeable for, Parent common stock, $0.001 par value per share (“Parent Common Stock”) and (ii) Merger Sub will be merged with and into Company, in each case, in the manner and on the basis provided in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto agree as follows:

1.                                      PLAN OF MERGER

1.1                                 The Merger.  The Certificate of Merger will be filed with the Secretary of State of the State of Ohio as soon as practicable after the Closing (as defined in Section 4.1).  The effective time of the Merger (the “Effective Time”) shall be the time of filing of the Certificate of Merger unless otherwise specified in the Certificate of Merger.  At the Effective Time, subject to the terms and conditions of this Agreement and the applicable provisions of Chapter 1701 of the Ohio Revised Code, Merger Sub will be merged with and into Company, the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent.

1.2                                 Conversion and Exchange of Shares.

(a)                                  Conversion of Merger Sub Common Shares.  At the Effective Time and as a result of the Merger, each common share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable common share of Surviving Corporation (as defined below in Section 1.4).  Each certificate evidencing ownership of common shares of Merger Sub will evidence ownership of common shares of Surviving Corporation.

(b)                                 Conversion of Company Common Shares.  At the Effective Time, (i) each Company Common Share that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger, and without further action on the part of any holder thereof, be automatically converted into the right to receive, and shall be exchangeable for, that number of fully paid and nonassessable shares of Parent Common Stock equal to the Company Exchange Number (as defined in Section 1.2(c)) (the “Merger Shares”) and (ii) each Company Common Share that is held in the treasury of Company shall be cancelled and retired and no consideration shall be delivered in exchange therefor.  Each holder of a certificate representing Company Common Shares (each a “Company Certificate”) that have been converted into Parent Common Stock at the Effective Time as a result of the Merger shall thereafter cease to have any rights with respect to such Company Common Shares, except the right to receive shares of Parent Common Stock and cash (without interest) for fractional interests of the shares of Parent Common Stock in accordance with Section 1.2(d) upon the surrender of such Certificate.  Upon the delivery by each Company Shareholder of (i) the Company Certificates representing all Company Common Shares held beneficially and of record by such Company Shareholder and (ii) a letter of transmittal in the form attached hereto as Exhibit E (the “Letter of Transmittal”), such Company Shareholder shall receive in exchange therefor a certificate representing 90% of the number of Merger Shares which such Company Shareholder has the right to receive pursuant to this Section 1.2(b), with the remaining Merger Shares (the “Hold-Back Shares”) registered in the name of such Company Shareholder to be placed in escrow pursuant to the terms of the Hold-Back Share Escrow Agreement.

(c)                                  Definitions.  The term “Company Exchange Number” means 1,146.7496 (which amount equals the quotient of (i) (A) the sum of $10,475,000 divided by (B) the total number of issued and outstanding Company Common Shares divided by (ii) the Parent Average Price Per Share).  The term “Parent Average Price Per Share” means $14.295, being the average of the closing price per share of Parent Common Stock (in U.S. Dollars) as quoted on the Nasdaq Small Cap Market and reported in The Wall Street Journal for the ten (10) consecutive trading days ending Wednesday, October 29, 2003.

(d)                                 Fractional Shares.  No fractional share of Parent Common Stock will be issued in connection with the Merger, but in lieu thereof, the holder of any Company Common Shares who would otherwise be entitled to receive a fraction of a share of Parent Common Stock will receive from Parent an amount of cash equal to the Parent Average Price Per Share multiplied by the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled at the Effective Time.

1.3                                 Directors and Officers.

(a)                                  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of Surviving Corporation immediately after the Effective Time, each to hold the office of a director of Surviving Corporation in accordance with Ohio law and the articles of incorporation and code of regulations of Surviving Corporation until their successors are duly elected and qualified.

(b)                                 The officers of Merger Sub immediately prior to the Effective Time shall be the officers of Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the code of regulations of Surviving Corporation.

1.4                                 Effects of the Merger.  At the Effective Time: (a) the separate existence of Merger Sub will cease and Merger Sub will be merged with and into Company and Company will be the surviving corporation in the Merger (the “Surviving Corporation”); (b) the articles of incorporation and code of regulations of Merger Sub will be the articles of incorporation and code of regulations of Surviving Corporation; (c) each Company Common Share will be converted into the right to receive, and will be exchangeable for, shares of Parent Common Stock as provided in Section 1.2(b); (d) each common share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will be converted into common shares of Surviving Corporation as provided in Section 1.2(a) (and the common shares of Surviving Corporation into which the common shares of Merger Sub are so converted shall be the only common shares of Surviving Corporation that are issued and outstanding immediately after the Effective Time); and (e) the Merger will, at and after the Effective Time, have all of the effects provided by applicable law.

1.5                                 Net Cash.

(a)                                  Disbursement of Net Cash.  Immediately prior to Closing, Company shall disburse $622,341 in cash (the “Excess Cash Disbursement”) as follows: (i) $560,106.90 in cash to the Company Shareholders and (ii) $62,234.10 (the “Hold-Back Cash”) to Wells Fargo Bank West, N.A., as escrow agent (the “Cash Escrow Agent”), to be held pursuant to the terms of the Hold-Back Cash Escrow Agreement.

(b)                                 Estimated Closing Date Balance Sheet; Estimated Net Cash Schedule.  At the Closing, Company shall deliver to Parent (i) an estimated balance sheet of Company as of the date of this Agreement (the “Estimated Closing Date Balance Sheet”), which shall be prepared in accordance with GAAP applied consistently with those principles, policies and practices used in preparing the Financial Statements (as defined is Section 2.7 of this Agreement), and (ii) a schedule derived from the Estimated Closing Date Balance Sheet reflecting the Net Cash (as defined below) of Company as of the date of the Estimated Closing Date Balance Sheet after giving effect to the Excess Cash Disbursement (the “Estimated Closing Date Net Cash”), each such document in form reasonably satisfactory to Parent; provided, however, that the Estimated Closing Date Balance Sheet must reflect (i) no outstanding indebtedness for money borrowed (other than debt related to trade payables incurred in the ordinary course of business), and (ii) positive or zero Estimated Closing Date Net Cash.  “Net Cash” as of a given date shall mean the sum of all cash, cash equivalents, prepaid expenses and accounts receivable (minus the allowance for doubtful accounts and warranty reserves) less the sum of all accounts payable, Accrued Liabilities and deferred revenue, all calculated in conformity with GAAP applied consistently with those principles, policies and practices used in preparing the Financial Statements.  “Accrued Liabilities” shall include all liabilities that would be required to be disclosed on a balance sheet of Company prepared in accordance with GAAP, including, by way of example, all change of control agreement expenses, commission expenses and income tax liabilities.

(c)                                  Final Closing Date Balance Sheet; Closing Net Cash Schedule.  Within seventy-five (75) days following the Closing, Parent shall prepare and deliver to Representative (as defined in Section 5.2(e)(i)): (i) a final audited balance sheet of Company as of the date of this Agreement (“Final Closing Date Balance Sheet”) which shall be prepared in accordance with GAAP applying the same accounting principles, policies and practices that were used in preparing Company’s Financial Statements and (ii) a schedule derived from the Final Closing Date Balance Sheet reflecting Parent’s calculation of the Net Cash of Company as of the Closing Date after giving effect to the Excess Cash Disbursement (the “Final Closing Date Net Cash”).

(d)                                 Disbursement of Hold-Back Cash.  Within three (3) business days after the final determination of the  Final Closing Date Net Cash pursuant to Section 1.5(e), Representative or Parent shall deliver written instructions to the Cash Escrow Agent to disburse the Hold-Back Cash as follows:

(i)                                     Zero or Positive Final Closing Date Net Cash.  If the Final Closing Date Net Cash is positive or zero, Representative shall instruct the Cash Escrow Agent to disburse the Hold-Back Cash and any accrued interest thereon to the Company Shareholders.

(ii)                                  Negative Final Closing Date Net Cash.  If the Final Closing Date Net Cash is negative, Parent shall instruct the Cash Escrow Agent to disburse the amount by which the Final Closing Date Net Cash is less than zero and any accrued interest thereon to Parent, and Representative shall instruct the Cash Escrow Agent to disburse any remaining Hold-Back Cash and accrued interest thereon to the Company Shareholders.  If the negative Final Closing Date Net Cash exceeds the amount of Hold-Back Cash, the Company Shareholders shall pay the amount of the deficiency to Parent within three (3) business days following the final determination of the Final Closing Date Net Cash via wire transfer pursuant to instructions provided by Parent to Representative.  If the Company Shareholders fail to pay the deficiency to Parent, Parent may pursue any and all remedies available at law, by contract, or otherwise, including without limitation, the remedies provided in Section 5.2 hereof.  The obligation of the

Company Shareholders to pay additional amounts to satisfy their obligations hereunder shall be joint and several among the Company Shareholders.

(e)                                  Final Determination of Final Closing Date Net Cash.  If within thirty (30) business days following Representative’s receipt of the Final Closing Date Balance Sheet and Parent’s calculation of the Final Closing Date Net Cash, Representative has not given Parent written notice of its objection to Parent’s calculation of the Final Closing Date Net Cash (which notice shall state in reasonable detail the amount and basis of Representative’s objection), then Parent’s calculation of the Final Closing Date Net Cash shall be binding and conclusive on the parties.  During the thirty (30) days following Representative’s timely delivery of a notice of objection, Representative and Parent shall use their best efforts to reach agreement on the Final Closing Date Net Cash, which agreed upon Final Closing Date Net Cash shall be binding and conclusive on the parties.  If Representative and Parent fail to agree on the Final Closing Date Net Cash during such period, Representative and Parent (1) shall promptly submit the issues remaining in dispute to Ernst & Young, independent public accountants (the “Independent Accountants”), for resolution in accordance with GAAP applying the same accounting principles, policies and practices that were used in preparing Company’s Financial Statements and (2) shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues and to discuss the issues with the Independent Accountants.  The Independent Accountants shall deliver to Representative and Parent, as promptly as practicable and in no event later than sixty (60) days following the submission to the Independent Accountants of the issues remaining in dispute, a report (i) setting forth the Independent Accountants’ calculation of the disputed issues and a calculation of the Final Closing Date Net Cash, and (ii) allocating the Hold-Back Cash between Parent and Company Shareholders.  Such report and calculation of the Final Closing Date Net Cash shall be final, binding and conclusive on the parties.  The Company Shareholders and Parent will each bear fifty percent (50%) of the fees and costs of the Independent Accountants.

(f)                                    Payments to Company Shareholders.  Any amounts paid to the Company Shareholders pursuant to this Section 1.5 shall be paid to the Company Shareholders pro rata based on their percentage ownership of the Company Common Shares prior to the Effective Time (as set forth in Part 2.3(a) of the Company Disclosure Letter) via wire transfer pursuant to instructions delivered by each Company Shareholder to the Cash Escrow Agent.

1.6                                 Further Assurances.  The Company Shareholders agree that if, at any time after the Effective Time, Parent considers or is advised that any further deeds, assignments or assurances are reasonably necessary or desirable to vest, perfect, confirm or continue in Surviving Corporation or Parent, title to any property or rights of Company, Parent and any of its officers are hereby authorized by the Company Shareholders to execute and deliver all such proper deeds, assignments and assurances and do all other things necessary or desirable to vest, perfect, confirm or continue title to such property or rights in Surviving Corporation or Parent, and otherwise to carry out the purposes of this Agreement, in the name of the Company Shareholders or otherwise. Following the Effective Time, the Company Shareholders shall cooperate fully with Parent and Parent’s professional advisors in connection with the filing of all

Tax Returns (as defined in Section 2.9) related to Company and any audit, litigation or other proceeding with respect to Taxes owed or paid by Company.  Without limiting the generality of the foregoing, the cooperation by the Company Shareholders shall include the provision of records and information reasonably relevant to such audit, litigation or other proceeding.  The Company Shareholders agree to retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning prior to the Effective Time until the expiration of the applicable statutes of limitations of the respective taxable periods.

1.7                                 Securities Law Issues; Registration Rights.  Based in part on the representations of the Company Shareholders made in the Investment Representation Letters, the Parent Common Stock to be issued in the Merger will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation D promulgated under the Securities Act and exemptions from qualification under applicable state securities laws.  Concurrently with the execution of this Agreement, Parent and the Company Shareholders will enter into a registration rights agreement in the form attached hereto as Exhibit F (the “Registration Rights Agreement”) with respect to the Merger Shares to be issued to the Company Shareholders.  Subject to compliance by Parent with its obligations under the Registration Rights Agreement, holders of the Merger Shares will be wholly responsible for compliance with all federal and state securities laws regarding the sale, transfer or other disposition of such Merger Shares.

1.8                                 Tax-Free Reorganization.  The parties anticipate that the Merger shall constitute a non-taxable reorganization within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the “Code”).  However, Parent makes no representations or warranties to Company, any Company Shareholder or any other holder of Company securities regarding the tax treatment or tax consequences of the Merger or any of the other transactions contemplated by this Agreement, and Company and the Company Shareholders acknowledge that Company and the Company Shareholders are relying solely on their own tax advisors in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.

1.9                                 Accounting.  The parties intend that the Merger be treated as a purchase for financial accounting purposes.

1.10                           Exchange of Certificates.

(a)                                  At and after the Effective Time, each Company Certificate will represent the right to receive a certificate representing the number of Merger Shares determined pursuant to Section 1.2(b) and, if applicable, cash in lieu of fractional Merger Shares pursuant to Section 1.2(d).  The Parent shall make available to American Stock Transfer and Trust Company (the “Exchange Agent”) certificates representing the Merger Shares and cash in an amount sufficient to permit the payment of cash in lieu of fractional Merger Shares pursuant to Section 1.2(d).

(b)                                 All certificates covering the number of Merger Shares determined pursuant to Section 1.2(b) and, if applicable, cash in lieu of fractional Merger Shares determined pursuant to Section 1.2(d) to be delivered upon the surrender of a Company Certificates in accordance with the terms hereof will be delivered to the registered holder of such Company

Certificate.  After the Effective Time, there will be no further registration of transfers of Company Common Shares on the share transfer books of Company.

(c)                                  No dividends or distributions payable to record holders of Parent Common Stock after the Effective Time will be paid to the holder of any unsurrendered Company Certificate unless and until the holder of such unsurrendered Company Certificate surrenders such Company Certificate to Parent or the Exchange Agent as provided above.  Subject to the effect, if any, of applicable escheat and other laws, following surrender of any Company Certificate, Parent shall deliver to the Person entitled thereto, without interest, the amount of any dividends and distributions theretofore paid with respect to the Parent Common Stock so withheld as of any date subsequent to the Effective Time and prior to such date of delivery.

(d)                                 If any certificate for Merger Shares is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent, or any agent designated by it, any transfer or other Taxes required by reason of the issuance of a certificate for Merger Shares in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent, or any agent designated by it, that such Taxes have been paid or are not payable.

(e)                                  Notwithstanding anything to the contrary in this Section 1.10, none of the Exchange Agent, Surviving Corporation nor any party hereto shall be liable to a holder of Company Common Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.11                           Shareholders’ Agreement.  At the Effective Time, the Shareholders’ Agreement dated as of October 31, 2002 by and among Company and the Company Shareholders shall terminate and be of no further force and effect.

2.                                      REPRESENTATIONS AND WARRANTIES OF COMPANY AND THE COMPANY SHAREHOLDERS

Company and each Company Shareholder jointly and severally represent and warrant to Parent that, except as set forth in the letter addressed to Parent from Company and dated as of the date hereof, including all schedules thereto (which, subject to Section 6.16 hereof, shall specifically reference the Sections of this Agreement to which the specific items of disclosure therein constitute an exception) which has been delivered by Company to Parent concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”), each of the representations, warranties and statements contained in the following sections of this Section 2 is true and correct as of the date of this Agreement.  For all purposes of this Agreement, the statements contained in the Company Disclosure Letter shall also be deemed to be representations and warranties made and given by Company and each Company Shareholder under Section 2 of this Agreement.

2.1                                 Organization and Good Standing.  Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has continuously been in good standing under the laws of the State of Ohio at all times since its inception.  Company has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted.  Company is not required to qualify to do business as a foreign corporation in any jurisdiction.  Except as set forth in Part 2.1 of the Company Disclosure Letter, the operations now being conducted by Company are not now, and have never been, conducted by Company under any other name.

2.2                                 Power, Authorization and Validity.

(a)                                  Company has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements and documents that Company is required to execute pursuant to this Agreement (collectively, the “Company Ancillary Agreements”). The execution and delivery of this Agreement and the Company Ancillary Agreements provided for herein have been duly and validly approved and authorized by all necessary corporate action.  Each Company Shareholder has the right, power, legal capacity and authority to enter into and perform his respective obligations under this Agreement and all agreements and documents that such Company Shareholders is required to execute pursuant to this Agreement (the “Shareholders Ancillary Agreements”).

(b)                                 Except as set forth in Part 2.2(b) of the Company Disclosure Letter, no filing, authorization, consent or approval, from a Governmental Body (as defined herein) or otherwise, or filing with any Governmental Body is necessary to enable Company or the Company Shareholders to enter into or perform their respective obligations under this Agreement, the Company Ancillary Agreements or the Shareholders Ancillary Agreements, or to complete the Merger, except for the filing of the Certificate of Merger with the Ohio Secretary of State.

(c)                                  This Agreement has been duly executed and delivered by Company and the Company Shareholders.  This Agreement and the Company Ancillary Agreements are valid and binding obligations of Company enforceable against Company in accordance with their respective terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and (iii) the enforceability of provisions requiring indemnification in connection with the offering, issuance or sale of securities (the “Enforceability Exceptions”).  This Agreement is, and the Shareholders Ancillary Agreements when executed by the Company Shareholders will be, valid and binding obligations of the Company Shareholders enforceable against the Company Shareholders in accordance with their respective terms, subject only to the Enforceability Exceptions.

2.3                                 Capitalization.

(a)                                  The authorized capital stock of Company consists solely of 850 Company Common Shares of which 639 are issued and outstanding.  The number of issued and outstanding Company Common Shares held by each Company Shareholder is set forth in Part 2.3(a) of the Company Disclosure Letter, and there are no Company Common Shares issued or outstanding except those set forth in Part 2.3(a) of the Company Disclosure Letter.  Company holds no treasury shares.  Except as set forth in part 2.3(a) of the Company Disclosure Letter, each Company Shareholder has good and marketable title to his Company Common Shares free and clear of all encumbrances, liens, bars or restrictions.  No equity securities of Company shall be issued and outstanding at the Effective Time other than the 639 Company Common Shares issued and outstanding on the date hereof.  Except as set forth in part 2.3(a) of the Company Disclosure Letter, all issued and outstanding Company Common Shares have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any right of rescission, right of first refusal or preemptive right and have been offered, issued, sold and delivered by Company in compliance with all requirements of applicable laws and all requirements sets forth in applicable agreements or instruments.  There is no liability for dividends accrued and unpaid by Company.

(b)                                 Except as set forth in Part 2.3(b) the Company Disclosure Letter, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Common Shares or other equity securities, or obligating Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Company.  Except as set forth in Part 2.3(b) of the Company Disclosure Letter, there are no voting trusts, proxies, or other agreements or understandings with respect to the Company Common Shares.  As a result of the Merger, Parent will be the sole owner of all Company Common Shares.

2.4                                 Subsidiaries.  Company does not have, and has never had, any subsidiaries or any equity interest, direct or indirect, in, or loans to, any corporation, partnership, joint venture, limited liability company or other business entity.  Company is not obligated to make, nor bound by any agreement or obligation to make, any investment in or capital contribution in or on behalf of any other entity.

2.5                                 No Violation of Articles of Incorporation or Existing Agreements.  Company is not in violation of its articles of incorporation or code of regulations.  Except as set forth in Part 2.5 of the Company Disclosure Letter, neither the execution and delivery of this Agreement or the Company Ancillary Agreements, nor the consummation of any of the transactions provided for herein, will (a) conflict with or violate any provision of the articles of incorporation or code of regulations of Company (b) conflict with or violate or constitute a default under, result in a termination, acceleration or breach of, or provide any party with any right of termination or acceleration or any other material rights or remedies under (in each case with or without notice or lapse of time, or both) (i) any instrument, contract, agreement, permit, mortgage, license, letter of intent or commitment (whether verbal or in writing) to which Company is a party or by which Company or any of its assets is bound, or (ii) any judgment, writ, decree, order, statute, rule or regulation applicable to Company or (c) have any Material Adverse Effect (as defined below) upon any rights of Company pursuant to the terms of any such instruments, contracts, agreements, permits, mortgages, licenses, letters of intent or commitments.  “Material Adverse Change” or “Material Adverse Effect,” when used with reference to any Person or group of related Persons, means any event, change, violation, inaccuracy, circumstance or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the condition

(financial or otherwise), prospects, assets, business, operations or results of operations of such entity and its subsidiaries, taken as a whole.

2.6                                 Litigation.  There is no action, proceeding, suit, arbitration, mediation, claim or investigation pending or, to Company’s Knowledge, threatened against Company (or against any officer, director, employee or agent of Company in their capacity as such or relating to their employment, services or relationship with Company) before any Governmental Body.  There is no judgment, decree, injunction, rule or order of any Governmental Body outstanding against Company.  There is no basis for any Person to assert a claim against Company (or Parent, Merger Sub or Surviving Corporation as a successor in interest to Company) based upon:  (a) ownership or rights to ownership of any Company Common Shares, (b) any rights as a securities holder of Company, including, without limitation, any option or other right to acquire any Company Common Shares, any preemptive rights or any rights to notice or to vote, or (c) any rights under any agreement between Company and any securities holder or former securities holder in such holder’s capacity as such. “Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, county, municipality, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any division, department, agency, bureau, branch, office, commission, council, board, instrumentality, and any court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multi-national organization or body; (e) body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police or taxing authority or power; or (f) official of any of the foregoing.  “Knowledge,” when used with reference to (a) an individual, means the actual knowledge of such individual, or (b) a party to this Agreement that is not an individual, means the collective actual knowledge of the officers and directors of such party.  An individual, officer or director shall be deemed for purposes of the preceding sentence to have actual knowledge of any fact, circumstance, event or other matter that (i) is reflected in one or more documents (whether written or electronic, including email) that is or was in the possession of such individual, officer or director, or (ii) in the case of knowledge of such party’s officers and directors, is either (A) reflected in the books and records of such party, or (B) could be obtained from reasonable inquiry of the individuals employed by such party that are charged with administrative or operational responsibility for such matters. “Person” shall mean any individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Body.

2.7                                 Company Financial Statements.

(a)                                  Company has delivered to Parent (i) its unaudited balance sheet as of December 31, 2002 and its unaudited income statement and profit and loss statement for the year then ended and (ii) its unaudited balance sheet as of September 30, 2003 (the “Balance Sheet Date”) and its unaudited income statement and profit and loss statement for the nine-month period then ended (collectively, the “Financial Statements”), a copy of each of which is included in Part  2.7(a) of the Company Disclosure Letter.  The Financial Statements (i) are in accordance with the books and records of Company, (ii) fairly and accurately represent the financial condition, operating results and cash flows of Company at the respective dates and during the periods specified therein and (iii) are correct in all material respects and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied throughout the periods indicated.  Company has no debt, liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due, except for (i) those set forth in the Financial Statements, (ii) those incurred in the ordinary course of Company’s business, consistent with past practice, that are not material in amount, either individually or collectively, and do not result from any breach of contract, tort or violation of law, provided that if such debt, liability or obligation was incurred before the Balance Sheet Date, it is not required under GAAP to be set forth in the Financial Statements, and (iii) liabilities incurred pursuant to this Agreement or with the prior written consent of Parent.  There has been no change in Company’s accounting policies other than as specifically described in the notes to the Financial Statements.

(b)                                 The Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the respective periods covered by therein.  The president of Company has reviewed the Financial Statements and certifies that the Financial Statements are accurate and complete.

(c)                                  Except as otherwise indicated in the Financial Statements, there were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of Company’s most recent evaluation of Company’s internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(d)                                 Part 2.7(d) of the Company Disclosure Letter identifies all individuals who help in the production of the Financial Statements and the provision of information for the preparation of the same and lists the responsibilities of each of such individuals.

2.8                                 Company Financial Projections.  Company has delivered to Parent financial projections for each quarter in the period from October 1, 2003 to December 31, 2004 (the “Financial Projections”), a copy of each of which is included in Part 2.8 of the Company Disclosure Letter.  The Financial Projections have been prepared in good faith by Company based upon reasonable assumptions and represent Company’s best good faith estimates as to its future results of operations.

2.9                                 Taxes.  As used in this Agreement, “Tax” or “Taxes” means any and all income, gains, franchise, excise, property, sales, use, employment, license, payroll, services, occupation, recording, value added or transfer taxes, governmental charges, fees, levies, assessments or other taxes (whether payable directly or by withholding), and, with respect to such Taxes, any estimated tax, interest and penalties or additions to tax and interest on such penalties and additions to tax; and “Tax Return” means any tax return, report, estimate, filing or information statement required to be filed in connection with or with respect to any Taxes, including any amendments to previously filed Tax Returns.  Except as set forth in Part 2.9 of the Company Disclosure Letter, Company has duly and timely filed all Tax Returns required to be filed by Company.  All Tax Returns filed by or with respect to Company are true, accurate complete and correct in all material respects.  Except as set forth in Part 2.9 of the Company Disclosure Letter, Company has paid when due all Taxes due in respect of all periods for which returns are required have been be filed, has made all necessary estimated tax payments, and has no liability for Taxes in excess of the amount so paid, except to the extent adequate reserves have been established in the Financial Statements.  No deficiencies, assessments or adjustments for any Taxes, or relating to any item that affects Taxes, have been threatened, claimed, proposed or assessed against Company, other than such items that have been settled or paid.  No Tax Return of Company has ever been audited by the Internal Revenue Service or any other taxing agency or authority, no such audit is in progress and Company has not been notified of any request for such an audit or other examination.  Except as set forth in Part 2.9 of the Company Disclosure Letter, Company has no current or deferred liabilities for Taxes and will not as a result of the transactions contemplated hereby become liable for any Taxes not adequately reserved against on the Financial Statements.  Company has not executed any currently effective waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  No assets of Company are subject to any lien for Taxes (other than Taxes not yet due).  Company is not obligated to make any “excess parachute payment,” as defined in Section 280G(b)(1) of the Code, nor will any excess parachute payment be deemed to have occurred as a result of or arising out of the Merger to the extent Section 280G of the Code is applicable to Company.  Except as set forth in Part 2.9 of the Company Disclosure Letter, Company has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including, without limitation, withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Body all amounts required to be so withheld and paid over under all applicable laws and has timely filed all withholding Tax Returns.  No Tax, non-recurring intangible Tax, documentary Tax or other excise Tax (or any comparable Tax) will be payable by Company as a result of the transactions contemplated by this Agreement.  Company is not a party to, and does not owe any amount under, any tax-sharing or allocation agreement.  Company has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or has no liability for the Taxes of any Person (other than Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.  Since its inception, Company has not been a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, and in Section 1.897-2(b) of the Treasury Regulations issued thereunder (the “Treasury Regulations”), and Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations.  Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.  The Company has duly and validly filed an election for “S” corporation status under the Code and such “S” election has not been revoked or terminated, and neither Company nor any Company Shareholder has taken or will take any action that would cause a termination of such “S” election.  Company has no potential liability for any Tax under Section 1374 of the Code, and Company has not, at any time since its inception, acquired assets from another corporation in a transaction in which Company’s tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets in the hands of the transferor or acquired the stock of any corporation which is a qualified subchapter S subsidiary.

2.10                           Title to Properties; Condition of Equipment and Property.  Except as set forth in Part 2.10 of the Company Disclosure Letter, Company has good and marketable title to all of the assets used in its business or as shown on the balance sheet as of the Balance Sheet Date, free and clear of all liens, charges, encumbrances or restrictions (other than Permitted Liens as defined below).  Such assets are sufficient for the continued operation of the business of Company consistent with current practice.  The term “Permitted Lien” means any mechanics’, carriers’, workers’ and other similar liens arising in the ordinary course of business, which is not material in amount.  All leases of real or personal property to which Company is a party are fully effective and afford Company peaceful and undisturbed possession of the subject matter of the lease.  The machinery and equipment owned or leased by Company are (a) suitable for the uses to which they are currently employed, (b) in generally good operating condition ordinary wear and tear excepted, (c) regularly and properly maintained, (d) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (e) free from any material defects.

2.11                           Absence of Certain Changes.  Since the Balance Sheet Date, Company has carried on its business in the ordinary course in accordance with the procedures and practices in effect on the Balance Sheet Date.  Except as set forth in Part 2.11 of the Company Disclosure Letter, since the Balance Sheet Date there has not been with respect to Company any:

(a)                                  Material Adverse Change;

(b)                                 contingent liability incurred as guarantor or surety with respect to the obligations of others;

(c)                                  mortgage, encumbrance or lien placed on any of its properties or granted with respect to any of its assets other than Permitted Liens;

(d)                                 obligation or liability incurred other than in the ordinary course of business consistent with past practice, or any borrowing of moneys individually in the amount of $10,000 or in the aggregate in excess of $25,000;

(e)                                  purchase, license, sale or other disposition, or any agreement or other arrangement for the purchase, license, sale or other disposition, of any of the properties or assets of Company other than sales of inventory and purchases of raw materials in the ordinary course of business, consistent with past practice;

(f)                                    damage, destruction or loss, whether or not covered by insurance, affecting the properties, assets or business of Company;

(g)                                 declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the shares of Company other than the Excess Cash Distribution, or any split, stock dividend, combination or recapitalization of the shares of Company or any direct or indirect redemption, purchase or other acquisition by Company of its shares;

(h)                                 labor dispute or claim of unfair labor practices;

(i)                                     change with respect to the officers or management or supervisory employees of Company;

(j)                                     increase in the compensation payable or to become payable to any of Company’s directors or employees;

(k)                                  increase in or modification of any bonus, pension, insurance or other employee benefit plan, or benefits payable to, payment or arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of Company’s employees or directors;

(l)                                     making of any loan, advance or capital contribution to, or investment in, any Person other than loans and advances in an aggregate amount which does not exceed $10,000 outstanding at any time;

(m)                               entry into, amendment of, relinquishment, termination or nonrenewal by Company of any contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business, consistent with past practice, but in no event involving obligations (contingent or otherwise) of, or payments to Company in excess of $10,000 individually or $25,000 in the aggregate;

(n)                                 payment or discharge of a lien or liability, which lien or liability was not either (i) shown on the balance sheet as of the Balance Sheet Date or (ii) incurred in the ordinary course of business, consistent with past practice after the Balance Sheet Date;

(o)                                 obligation or liability incurred by Company to any of its officers, directors or shareholders;

(p)                                 amendment or change in the articles of incorporation or code of regulations or other charter documents of Company;

(q)                                 deferral of the payment of any accounts payable outside the ordinary course of business or in an amount which is in excess of $10,000 individually or $25,000 in the aggregate or any discount, accommodation or other concession in order to accelerate or induce the collection of any receivable having a detrimental economic effect on the Company in excess of $10,000;

(r)                                    acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of Company, or any acceleration or release of any right to repurchase shares of Company upon the shareholder’s termination of employment or services with Company or pursuant to any right of first refusal;

(s)                                  change in the manner in which Company extends discounts, credits or warranties to customers or otherwise deals with its customers having a detrimental economic effect on the Company in excess of $10,000;

(t)                                    sale, issuance, grant or authorization of the issuance or grant of: (i) any shares or other equity securities of Company; (ii) any option, call, warrant, obligation, subscription, or other right to acquire any shares or other equity securities of Company; or (iii) any instrument convertible into or exchangeable for any shares or other securities of Company;

(u)                                 any agreement or arrangement made by Company to do any of the foregoing.

2.12                           Agreements and Commitments.  Except as set forth in Part 2.12 of the Company Disclosure Letter, Company is not a party or subject to any of the following (whether oral or written):

(a)                                  any contract, commitment, agreement, quotation or purchase order providing for payments by or to Company in an aggregate amount of (i) $10,000 or more in the ordinary course of business, consistent with past practice, or (ii) $25,000 or more not in the ordinary course of business, consistent with past practice;

(b)                                 any agreement under which Company is licensor of Intellectual Property (as defined in Section 2.13), or under which Company is licensee of any Intellectual Property of any other Person;

(c)                                  any agreement by Company to encumber, transfer or sell rights in or with respect to any Intellectual Property;

(d)                                 any agreement for the sale or lease of real or personal property involving more than $10,000 per year;

(e)                                  any dealer, distributor, sales representative, original equipment manufacturer, value added remarketer, volume purchase agreement or other agreement for the distribution or sale of Company’s products (other than individual purchase orders in the ordinary course of business consistent with past practice);

(f)                                    any franchise agreement;

(g)                                 any stock redemption or purchase agreement;

(h)                                 any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons or the payment of royalties to any other Person;

(i)                                     any instrument evidencing indebtedness for borrowed money or guarantees thereof;

(j)                                     any contract containing covenants purporting to limit Company’s freedom to compete in any line of business in any geographic area;

(k)                                  any agreement of indemnification or warranting other than standard warranties in connection with the sale of products and/or services in the ordinary course of business, consistent with past practice;

(l)                                     any agreement, contract or commitment relating to capital expenditures and which involves future payments in excess of $10,000;

(m)                               any agreement, contract or commitment relating to the disposition or acquisition of any assets by Company or any Intellectual Property, which involves payments individually in excess of $10,000 or in the aggregate in excess of $25,000 in the ordinary course of business, consistent with past practice;

(n)                                 any purchase order or contract for the purchase of raw materials which involves payments individually in excess of $10,000 or in the aggregate in excess of $25,000 in the ordinary course of business, consistent with past practice;

(o)                                 any agreement relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares other equity securities of Company or any options, warrants or other rights to purchase or otherwise acquire any shares or other equity securities or options, warrants or other rights therefor;

(p)                                 any contract providing for development of technology for Company;

(q)                                 any contract or agreement for the employment of any officer, employee or consultant of Company or any other type of contract, agreement or understanding with any officer, employee or consultant of Company that is not immediately terminable by Company without cost or liability;

(r)                                    any contract for consulting or similar services with a term of more than sixty (60) days and which is not terminable without penalty with notice of sixty (60) days or less;

(s)                                  any contract granting most favored nation pricing and/or terms to any customer, licensee, purchaser, reseller, promoter or remarketer of any products or services.

(t)                                    any contract with or commitment to any labor union; or

(u)                                 any other oral or written agreement, obligation or commitment that is material to Company, its financial condition, business or prospects.

All of the foregoing agreements, contracts, obligations and commitments listed in Part 2.12 of the Company Disclosure Letter (collectively, the “Material Agreements”) are valid and in full force and effect.  Neither Company nor, to the Knowledge of Company, any other party is in breach of or default under any material term of any Material Agreement, nor will Company or, to Company’s Knowledge, any other party be in breach of or default under any such term after giving effect to the Merger or the other transactions contemplated hereby.  To the Knowledge of Company, no party to any such Material Agreement intends to cancel, withdraw, modify or amend such Material Agreement.  A true and complete copy of each Material Agreement and all amendments and schedules thereto has been delivered to Parent.

Company is not a party to any Material Agreement or any other agreement, contract or instrument with any customer, supplier, landlord or labor union or association that (i) provides for the reduction of prices charged by Company to any Significant Customer (as defined in Section 2.21) for its products or services other than price reductions that are proportionate to reductions in the related costs (including, without limitation, any “most favored customer” provisions); (ii) provides for any increases in the prices to be paid by Company to any

Significant Supplier (as defined in Section 2.22) for any products or services; or (iii) provides for any warranty or similar obligations with respect to products or services other than an obligation to repair or replace products in the event of defective workmanship or materials provided by Company.

2.13                           Intellectual Property.

(a)                                  Intellectual Property.  The term “Intellectual Property” means any of the following described property that is owned or licensed (as licensor or licensee) by Company or used by Company (other than standard “shrink wrap” or “click wrap” software licenses or other commercially available software):

(i)                                     Company’s name, all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”);

(ii)                                  all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”);

(iii)                               all registered and unregistered copyrights in both published works and unpublished works (collectively, “Copyrights”);

(iv)                              all rights in mask works;

(v)                                 all know-how, trade secrets, confidential or proprietary information, customer lists, software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”);

(vi)                              all rights in internet domain names presently used by Company (collectively “Net Names”); and

(vii)                           all rights in any concepts, ideas, business plans, possible lines of business, spin-off technology and marketing materials.

(b)                                 Contract Rights.  Part 2.13(b) of the Company Disclosure Letter contains a complete and accurate list and summary description, including any royalties paid or received by Company (excluding any license fees related to the Company’s software products incurred in the ordinary course of business) and Company has delivered to Parent accurate and complete copies, of all contracts relating to the Intellectual Property.  There are no outstanding and, to Company’s Knowledge, no threatened disputes or disagreements with respect to any such contract.  Except as set forth in Part 2.13(b) of the Company Disclosure Letter, none of the Company’s agreements with its customers confers upon any customer or any third party any ownership right with respect to any Intellectual Property.

(c)                                  Adequacy of Intellectual Property.

(i)                                     The Intellectual Property listed in Part 2.13 of the Company Disclosure Letter (the “Listed Intellectual Property”) includes all intellectual property necessary for the operation of Company’s business as it is currently conducted.  Company is the owner or licensee of all right, title and interest in and to the Listed Intellectual Property, free and clear of all encumbrances, and has the right to use without payment to a third party all of the Listed Intellectual Property, other than as disclosed in Part 2.13(c) of the Company Disclosure Letter.

(ii)                                  All former and current employees or contractors of Company have executed written contracts with Company that assign to Company all rights to any inventions, improvements, discoveries or information relating to the Business.

(d)                                 Patents.  Company has no Patents.

(e)                                  Marks.  With respect to Marks:

(i)                                     Part 2.13(e) of the Company Disclosure Letter contains a complete and accurate list and summary description of all of the Marks (the “Listed Marks”).

(ii)                                  All of the Listed Marks which have a registration number associated with them in Part 2.13 of the Company Disclosure Letter have been registered with the United States Patent and Trademark Office, are currently in compliance with all formal Legal Requirements (as defined in Section 2.14) (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable and are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the date hereof

(iii)                               No Listed Mark has been or is now involved in any opposition, invalidation or cancellation proceeding and, to Company’s Knowledge, no such action is threatened with respect to any of the Listed Marks.

(iv)                              To Company’s Knowledge, there is no potentially interfering trademark or trademark application of any other Person with respect to the Listed Marks.

(v)                                 No Listed Mark is infringed or, to Company’s Knowledge, has been challenged or threatened in any way.  None of the Listed Marks used by Company infringes or, to Company’s Knowledge, is alleged to infringe any trade name, trademark or service mark of any other Person.

(f)                                    Copyrights.  With respect to Copyrights:

(i)                                     Part 2.13(f) of the Company Disclosure Letter contains a complete and accurate list and summary description of all of the Copyrights (the “Listed Copyrights”).

(ii)                                  All of the registered Listed Copyrights are currently in compliance with formal Legal Requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the date hereof.

(iii)                               No Listed Copyright is infringed or, to Company’s Knowledge, has been challenged or threatened in any way.  To Company’s Knowledge, none of the subject matter of any of the Listed Copyrights infringes or is alleged to infringe any copyright of any Person.

(g)                                 Trade Secrets.  With respect to each Trade Secret:

(i)                                     The documentation relating to such Trade Secret is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the Knowledge or memory of any individual.

(ii)                                  Company has taken all reasonable precautions to protect the secrecy, confidentiality and value of all Trade Secrets (including the enforcement by Company of a policy requiring each employee or contractor to execute proprietary information and confidentiality agreements substantially in Company’s standard form, and all current and former employees and contractors of Company have executed such an agreement).

(iii)                               Company has good title to and an absolute right to use the Trade Secrets.  The Trade Secrets are not part of the public knowledge or literature and, to Company’s Knowledge, have not been used, divulged or appropriated either for the benefit of any Person (other than Company) or to the detriment of Company.  To Company’s Knowledge, no Trade Secret is subject to any adverse claim (evidenced in writing) or, to Company’s Knowledge, has been challenged or threatened in any way or infringes any intellectual property right of any other Person.

(h)                                 Net Names.  With respect to Net Names of Company:

(i)                                     Part 2.13(h) of the Company Disclosure Letter contains a complete and accurate list and summary description of all Net Names (the “Listed Net Names”).

(i)                                     All Listed Net Names have been registered in Company’s name and are in compliance with all formal Legal Requirements.

(ii)                                  No Listed Net Name has been or is now involved in any dispute, opposition, invalidation or cancellation proceeding and, to Company’s Knowledge, no such action is threatened with respect to any Listed Net Name.

(iii)                               There is no domain name application pending of any other Person which would or would potentially interfere with or infringe any Listed Net Name.

(iv)                              To Company’s Knowledge, no Listed Net Name is infringed or has been challenged, interfered with or threatened in any way.  To Company’s Knowledge, no Listed Net Name infringes, interferes with or is alleged to interfere with or infringe the trademark, copyright or domain name of any other Person.

2.14                           Compliance with Laws.  Company is in compliance with all federal, state, local, municipal, foreign or other constitution, law, ordinance, principle of common law, code, regulation or statute (collectively “Legal Requirements”) applicable to Company or its assets, properties and business.  Company has received all permits and approvals from, and has made all filings with, third parties, including any Governmental Body, that are necessary to the conduct of its business as presently conducted, and there currently exists no default under or violation of any such permit or approval.

2.15                           Certain Transactions and Agreements.  Except as set forth in Part 2.15 of the Company Disclosure Letter, no officer, director or shareholder of Company, or any member of any officer’s, director’s or shareholder’s immediate family, (a) has any direct or indirect ownership interest in or any employment or consulting agreement with any firm or corporation that competes with Company or Parent (except with respect to any interest in less than one percent (1%) of the outstanding voting shares of any corporation whose stock is publicly traded), (b) is directly or indirectly interested in any material contract or informal arrangement with Company, except for (i) this Agreement, the Company Ancillary Agreements, the Shareholder Ancillary Agreements and (ii) compensation for services as an officer, director or employee of Company, (c) has any interest in any property, real or personal, tangible or intangible, used in the business of Company, except for the normal rights of a shareholder, or (d) has had, either directly or indirectly, a material interest in:  any Person which purchases from or sells, licenses or furnishes to Company any goods, property, technology or intellectual or other property rights or services.

2.16                           Benefit Plans; ERISA.

(a)                                  Plans.  Part 2.16 of the Company Disclosure Letter identifies and provides an accurate and complete description of each Employee Benefit Plan of Company and the fringe and other benefits provided by Company.  Company has never established, adopted, maintained, sponsored, contributed to, participated in or incurred any liability with respect to any Employee Benefit Plan, except for the Plans, and Company has never provided or made available any fringe benefit or other benefit of any nature to any of its employees, except as set forth in Part 2.16 of the Company Disclosure Letter. “Employee Benefit Plan” shall have the meaning specified in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”).  “Plan” shall mean all Employee Benefit Plans and fringe and other benefits set forth in Part 2.16 of the Company Disclosure Letter.

(b)                                 No Plan.  No Plan (i) provides or provided any benefit guaranteed by the Pension Benefit Guaranty Corporation (as described in ERISA); (ii) is or was a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA; or (iii) is or was subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA.  There is no Person that (by reason of common control or otherwise) is or has at any time been treated together with Company as a single employer within the meaning of Section 414 of the Code.

(c)                                  Copies.  Company has caused to be delivered to Parent, with respect to each Plan:  (i) an accurate and complete copy of such Plan and all amendments; (ii) an accurate and complete copy of each contract (including any trust agreement, funding agreement, service provider agreement, insurance agreement, investment management agreement or record-keeping agreement) relating to such Plan; (iii) an accurate and complete copy of any description, summary, notification, report or other document that has been furnished to any employee of Company with respect to such Plan; (iv) an accurate and complete copy of any form, report, registration statement or other document that has been filed with or submitted to any Governmental Body with respect to such Plan; and (v) an accurate and complete copy of any determination letter, notice or other document that has been issued by, or that has been received by Company from, any Governmental Body with respect to such Plan.

(d)                                 Compliance.  Each Plan is being and has at all times been operated and administered in compliance, in all material respects, with the provisions thereof.  Each contribution or other payment that is required to have been accrued or made under or with respect to any Plan has been duly accrued and made on a timely basis.  Each Plan has at all times complied and been operated and administered in compliance, in all material respects, with all applicable reporting, disclosure and other requirements of ERISA and the Code and all other applicable Legal Requirements.  Company has never incurred any liability to the Internal Revenue Service or any other Governmental Body with respect to any Plan, and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) give rise directly or indirectly to any such liability.  Neither Company nor any Person that is or was an administrator or fiduciary of any Plan (or that acts or has acted as an agent of Company or any such administrator or fiduciary) has engaged in any transaction or has otherwise acted or failed to act in a manner that has subjected or may subject Company to any liability for breach of any fiduciary duty or any other duty.  No Plan, and no Person that is or was an administrator or fiduciary of any Plan (or that acts or has acted as an agent of any such administrator or fiduciary): (i) has engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code which is not exempt under Section 408 of ERISA; (ii) has failed to perform any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA; or (iii) has taken any action that (A) may subject such Plan or such Person to any Tax, penalty or liability relating to any “prohibited transaction,” which is not exempt within the meaning of Section 408 of ERISA or (B) may directly or indirectly give rise to or serve as a basis for the assertion (by any employee or by any other Person) of any claim under, on behalf of or with respect to such Plan.

(e)                                  No Misrepresentations.  No inaccurate or misleading representation, statement or other communication has been made or directed by or on behalf of the Company (in writing or otherwise) to any current or former employee of Company (i) with respect to such employee’s participation, eligibility for benefits, vesting, benefit accrual or coverage under any Plan or with respect to any other matter relating to any Plan, or (ii) with respect to any proposal or intention on the part of Company to establish or sponsor any Employee Benefit Plan or to provide or make available any fringe benefit or other benefit of any nature; provided, however, the representation made in this Section 2.16(e) shall not apply to representations, statements or other communications made by Parent or by or on behalf of Company based on information provided to Company by Parent relating to Plans or Employee Benefits Plans for periods commencing on or after the Effective Date.

(f)                                    Termination of 401(k) Plan.  Company’s 401(k) plan has been terminated pursuant to resolution of Company’s Board of Directors.  Parent shall assume no obligation with respect to Company’s 401(k) plan other than to accept rollovers of these assets as directed by employees of the Company.

(g)                                 Additional Benefits.  Company has not advised any of its employees (in writing or otherwise) that it intends or expects to establish or sponsor any Employee Benefit Plan other than the Plans or to provide or make available any fringe benefit or other benefit of any nature in the future other than those set forth in Part 2.16 of the Company Disclosure Letter.

2.17                           Books and Records.  The books, records and accounts of Company (a) are in all material respects true and complete, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Company, and (d) accurately and fairly reflect the basis for the Financial Statements.  Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management’s general or specific authorization; (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with GAAP, and (ii) to maintain accountability for assets; and (c) the amount recorded for assets on the books and records of Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

2.18                           Insurance.  Part 2.18 of the Company Disclosure Letter sets forth all claims in excess of $10,000 made under Company’s insurance policies since its inception and Company has maintained since inception, and now maintains, policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar in type and size to those of Company, including without limitation all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance.  There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and Company is otherwise in material compliance with the terms of such policies and bonds and all such policies are in full force and effect.  Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.  Company has provided accurate and complete copies of its insurance policies to Parent.

2.19                           Environmental, Health and Safety Matters.

(a)                                  Company is in compliance with all Environmental, Health, and Safety Requirements. “Environmental, Health and Safety Requirements” means all Legal Requirements and judicial and administrative orders and determinations and all contractual obligations concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

(b)                                 Company has not, to its Knowledge, received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements.

(c)                                  To Company’s Knowledge, none of the following exists at any Site:  (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.

(d)                                 Company has not, to its Knowledge, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other person or entity relating to Environmental, Health, and Safety Requirements.

2.20                           Product and Service Warranties.  Since inception, Company has not experienced any product or service warranty claims that have had a detrimental economic effect on the Company in excess of $10,000.

2.21                           Customers; Backlog; Returns and Complaints.  Company has no outstanding disputes concerning its goods and/or services with any customer who, in the year ended December 31, 2002, or the nine months ended September 30, 2003, was one of the twenty (20) largest sources of revenues for Company, based on amounts paid (a “Significant Customer”) and Company has no Knowledge of any dissatisfaction on the part of any Significant Customer of Company.  Except as set forth in Part 2.21 of the Company Disclosure Letter, Company has not received any information from any current Significant Customer that the customer will not continue as a customer of Surviving Corporation after the Closing or that any such customer intends to terminate or materially modify existing contracts or arrangements with Company or Surviving Corporation.  Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by Company.  Except as set forth in Part 2.21 of the Company Disclosure Letter, the Company is not currently obligated and shall not become obligated as a result of any understanding or agreement with any third party, whether written or oral, to (i) place the source code, object code or developmental tools of any of the Company’s Intellectual Property (collectively, the “Source Code”) into escrow, (ii) release the Source Code from any escrow to any third party, or (iii) otherwise deliver, assign, transfer or convey the Source Code to any third party, in each case as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement, including, without limitation, as a result of, or in connection with, any assignment or conveyance of any contract or agreement to Parent hereunder.

2.22                           Suppliers.  Company has no outstanding disputes concerning goods or services provided by any supplier who, in the year ended December 31, 2002, or the nine months ended September 30, 2003, was one of the fifty (50) largest suppliers of goods and services to Company, based on amounts paid (“Significant Supplier”).  Company has not received any written notice of a termination or interruption of any existing contracts or arrangements with any Significant Supplier.  Company has access, on commercially reasonable terms, to all goods and services reasonably necessary to it to carry on its business as currently conducted and Company has no Knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

2.23                           Inventory.  Company has no inventory.

2.24                           Accounts Receivable.  The accounts receivable of Company shown on the balance sheet of Company on the Balance Sheet Date arose in the ordinary course of business consistent with past practice, and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the balance sheet of Company on the Balance Sheet Date.  Allowances for doubtful accounts and warranty returns are adequate and have been prepared in accordance with GAAP consistently applied.  The receivables of Company arising after the Balance Sheet Date and prior to the Effective Time arose in the ordinary course of business, consistent with past practice, and have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the past practices of Company.  None of the receivables of Company is subject to any claim of offset, recoupment, setoff or counter-claim and Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.  No receivables are contingent upon the performance by Company of any obligation or contract other than normal warranty repair and replacement.  No Person has any lien on any of such receivables (except Permitted Liens).  Part 2.24 of the Company Disclosure Letter sets forth an aging of accounts receivable of Company as of September 30, 2003 in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns and the amounts of accounts receivable which are subject to asserted warranty claims.  Part 2.24 of the Company Disclosure Letter sets forth such amounts of accounts receivable which are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.

2.25                           Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon Company which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of Company, any acquisition of property by Company or the conduct of business of Company as currently conducted.

2.26                           Certain Payments.  Since inception, neither Company nor any officer or director thereof, has offered, paid, promised to pay, or authorized payment of, or given any money, gift or anything of value to (a) any governmental official or employee, (b) political party or candidate thereof, or (c) any Person while knowing that all or a portion of such money or thing of value will be given or offered to any governmental official or employee or political party or candidate thereof with the purpose of influencing any act or decision of the recipient in his or her official capacity or to induce the recipient to use his or her influence to affect an act or decision of a government official or employee.

2.27                           Bank Accounts.  Part 2.27 of the Company Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations, and other financial institutions at which Company maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

2.28                           Other Entities’ Liabilities.  Except as specifically set forth in the Financial Statements, Company has no debts, liabilities or obligations, contingent or otherwise, with respect to the operations, transactions, debts, liabilities or obligations of any other entity.

2.29                           Debt.  Company has no indebtedness for money borrowed other than debt related to trade payables incurred in the ordinary course of business.

2.30                           Corporate Documents.  Except as set forth in Part 2.30 of the Company Disclosure Letter, Company has provided to Parent complete and correct copies of all documents identified in the Company Disclosure Letter and each of the following:  (a) copies of its articles of incorporation and code of regulations as currently in effect; (b) copies of its minute book containing records of all proceedings, consents, actions and meetings of Company’s directors, committees of the board of directors and shareholders; (c) copies of its share ledger, journal and other records reflecting all share issuances and transfers and all stock option grants and agreements; and (d) all permits, orders and consents issued by any regulatory agency with respect to Company, or any securities of Company, and all applications for such permits, orders and consents.

2.31                           No Brokers.  Neither Company nor any Company Shareholder is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

2.32                           Disclosure.  This Agreement, its exhibits and schedules, and any of the certificates or documents to be delivered by Company and the Company Shareholders to Parent under this Agreement, taken together, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

2.33                           Directors and Officers.  Part 2.33 of the Company Disclosure Letter accurately identifies all of the directors and officers of Company.

2.34                           Employee And Labor Matters.

(a)                                  Employee Information.  Part 2.34 of the Company Disclosure Letter accurately sets forth, with respect to all employees of Company:  (i) the name and title of such employee; (ii) the aggregate dollar amounts of the compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit sharing payments and other payments or benefits of any type) received by such employee from Company with respect to services performed in 2002; and (iii) such employee’s annualized compensation as of the date of this Agreement.

(b)                                 Employee Agreements, Union Contracts.  Neither Company nor any of Company’s employees is a party to or bound by, and has never been a party to or bound by, any employment contract or any union contract, collective bargaining agreement or similar contract.

(c)                                  Employment at Will.  Except as set forth in Part 2.34 of the Company Disclosure Letter, the employment of the employees of Company is terminable by Company at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by law.

(d)                                 Termination, Etc.  To Company’s and to each of the Company Shareholders’ knowledge:  (i) no employee intends to terminate his or her employment; (ii) no employee of Company has received an offer to join or intends to join or create a business that may be competitive with the business of Company or the business of Parent (including prospective businesses of both Parent and Company); and (iii) no employee of Company is a party to or is bound by any confidentiality agreement, noncompetition agreement or other contract (with any Person) that may have an adverse effect on (A) the performance by such employee of any of his or her duties or responsibilities as an employee of Company, or (B) the business Company.

3.                                      REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

The Parent and Merger Sub represent and warrant to Company that each of the representations, warranties and statements contained in the following sections of this Section 3 is true and correct as of the date of this Agreement.

3.1                                 Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted, and is qualified to do business in each jurisdiction in which such qualification is required.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio.  Merger Sub has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted and is not qualified to do business in any other jurisdiction.

3.2                                 Power, Authorization and Validity.

(a)                                  Parent has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements and documents to which Parent is or will be a party that are required to be executed pursuant to this Agreement (the “Parent Ancillary Agreements”).  The execution, delivery and performance of this Agreement and the Parent Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate action on the part of Parent.  Merger Sub has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and all agreements and documents to which Merger Sub is or will be a party that are required to be executed pursuant to this Agreement (the “Merger Sub Ancillary Agreements”).  The execution, delivery and performance of this Agreement and the Merger Sub Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate action on the part of Merger Sub.

(b)                                 No filing, authorization, consent or approval, from a Governmental Body or otherwise, is necessary to enable Parent and Merger Sub to enter into, and to perform their respective obligations under, this Agreement, the Parent Ancillary Agreements or the Merger Sub Ancillary Agreements, except for:  (i) the filing of the Certificate of Merger with the Ohio Secretary of State; (ii) such post-closing filings as may be required to comply with federal and state securities laws and the listing requirements of The Nasdaq Stock Market; and (iii) the filing with the SEC and the effectiveness of any registration statement under the Securities Act that is required to be filed by Parent after the Effective Time pursuant to the terms and conditions of this Agreement or the Registration Rights Agreement.

(c)                                  This Agreement and the Parent Ancillary Agreements are, or when executed by Parent will be, valid and binding obligations of Parent enforceable in accordance with their respective terms, subject only to the Enforceability Exceptions.  This Agreement and the Merger Sub Ancillary Agreements are, or when executed by Merger Sub will be, valid and binding obligations of Merger Sub enforceable in accordance with their respective terms, subject only to the Enforceability Exceptions.

3.3                                 No Violation of Certificate or Existing Agreements.  Neither the execution and delivery of this Agreement or any Parent Ancillary Agreement, nor the consummation of the transactions contemplated herein or therein, will conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of Parent, as currently in effect, (b) any material instrument, contract, agreement, permit, mortgage, license, letter of intent or commitment (whether verbal or in writing) to which Parent is a party or by which Parent is bound, or (c) any Legal Requirement applicable to Parent or its assets or properties.  Neither the execution and delivery of this Agreement nor any Merger Sub Ancillary Agreement, nor the consummation of the transactions contemplated herein or therein, will conflict with or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the articles of incorporation or code of regulations of Merger Sub, as currently in effect, or (b) any Legal Requirement applicable to Merger Sub or its assets or properties.

3.4                                 Litigation.  There is no action, claim, proceeding or investigation pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries before any court or administrative agency that, if determined adversely to Parent or any of its Subsidiaries, may reasonably be expected to have a Material Adverse Effect on Parent.

3.5                                 Absence of Certain Changes.  Since September 30, 2003 there has not been any change in the financial condition, properties, assets, liabilities, business or results of operations of Parent, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, consistent with past practice, has had or can reasonably be expected to have a Material Adverse Effect on Parent.

3.6                                 Disclosure.  Parent has furnished (or made available through Edgar) to Company and to each Company Shareholder an investor disclosure package consisting of Parent’s Annual Report on Form 10-K for the fiscal year ending December 31, 2002 and all subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy materials and other materials and any amendments thereto filed by Parent with the SEC up to the date of this Agreement, in each case excluding any exhibits or attachments thereto (the “Parent Disclosure Package”).  The documents in the Parent Disclosure Package (a) conformed, as of the dates of their respective filing with the SEC, in all material respects, to the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and (b) when taken together, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  The financial statements of Parent, including the notes thereto, included in the documents in the Parent Disclosure Package (the “Parent Financial Statements”) fairly and accurately represented in all material respects the consolidated financial condition of Parent as of their respective dates and Parent’s consolidated results of operations for the respective periods specified therein in conformity with GAAP (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC and subject, in the case of unaudited statements, to normal, year-end audit adjustments).

3.7                                 Merger Shares.  The Merger Shares to be allotted and issued pursuant to the Merger will be duly authorized, and when the share certificates in respect of such Merger Shares are issued in accordance with the terms hereof, will be validly issued and fully paid and nonassessable.

3.8                                 No Brokers.  Neither Parent nor Merger Sub is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

4.                                      CLOSING MATTERS

4.1                                 The Closing.  The closing of the transactions provided for herein (the “Closing”) will take place at the offices of Parent on the date hereof.

4.2                                 Deliveries.  At the Closing:

(a)                                  Agreement and Escrow Agreements.  Parent, Company and each Company Shareholder will execute and deliver this Agreement, the Hold-Back Share Escrow Agreement and the Hold-Back Cash Escrow Agreement.  Parent will execute and deliver a letter extending an offer of employment to each Company Shareholder (the “Employment Letters”).

(b)                                 Certificate of Merger.  Company and Merger Sub will execute and deliver the Certificate of Merger.

(c)                                  Company Shareholder Deliveries.  Each Company Shareholder will execute and deliver (i) an Investment Representation Letter, (ii) a Noncompetition Agreement, (iii) a Letter of Transmittal and his Company Certificates, (iv) the Employment Letters, (v) a blank stock power for the Hold-Back Shares and (vi) Parent’s standard confidentiality and assignment of inventions agreement.

(d)                                 Opinion of Parent’s Counsel.  Company shall have received from Holme Roberts & Owen LLP, counsel to Parent, an opinion substantially in the form attached hereto as Exhibit G.

(e)                                  Registration Rights Agreement.  Parent and each Company Shareholder shall have executed and delivered the Registration Rights Agreement.

(f)                                    Opinion of Company’s Counsel.  Parent shall have received from Vorys, Sater, Seymour and Pease LLP, counsel to Company, an opinion substantially in the form attached hereto as Exhibit H.

(g)                                 Intentionally Omitted.

(h)                                 Resignations of Directors and Officers.  The directors and officers of Company in office immediately prior to the Effective Time will have resigned in writing as directors and officers of Company effective as of the Effective Time.

(i)                                     Third Party Consents.  Parent shall have been furnished with evidence satisfactory to it that Company has obtained all consents, waivers, approvals, and assignments listed in Schedule 4.2(i) to this Agreement.

(j)                                     Intentionally Omitted.

(k)                                  Continuation of Agreements.  Those agreements listed on Schedule 4.2(k)  to this Agreement shall remain in full force and effect.

(l)                                     Termination of 401(k) Plan.  Parent shall have received from Company evidence that Company’s 401(k) plan has been terminated pursuant to resolution of Company’s Board of Directors (the form and substance of which shall have been subject to review and approval of Parent), effective prior to the Closing.

(m)                               Certificate of Secretary of Company.  Parent shall have received a certificate, validly executed by the Secretary of Company, certifying as to (i) the terms and effectiveness of the articles of incorporation and the code of regulations of Company, (ii) the minute books of Company are accurate, true and correct and contain complete records of all proceedings, consents, actions and meetings of the board of directors, committees of the board of directors and shareholders of Company, and (iii) the valid adoption of resolutions of the Board of Directors of Company and the Company Shareholders approving this Agreement and the consummation of the transactions contemplated hereby.

(n)                                 Certificate of Good Standing.  Parent shall have received certificates of good standing of Company from (i) the Secretary of State of the State of Ohio, and (ii) the Ohio Department of Taxation each dated within a reasonable period prior to the Closing.

(o)                                 FIRPTA Affidavit.  Parent shall have received an affidavit executed by a duly authorized officer of Company stating Company’s United States taxpayer identification number and that Company is not a foreign person pursuant to Section 1445(b)(2) of the Code.

(p)                                 Estimated Closing Date Balance Sheet.  Parent shall have received from the Company the Estimated Closing Date Balance Sheet and schedule of Estimated Closing Date Net Cash.

5.                                      SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES

5.1                                 Survival of Representations.

(a)                                  All representations and warranties of Company and the Company Shareholders contained in this Agreement will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of the parties to this Agreement, and shall survive for a period of one (1) year from and after the date hereof except that:

(i)                                     the representations and warranties of in Sections 2.1, 2.2, 2.3 and 2.31 shall survive without limitation;

(ii)                                  the representations and warranties of Company and the Company Shareholders in Sections 2.9 and 2.16 shall survive for a period of six (6) months from and after expiration of the relevant statute of limitations; and

(iii)                               the representations and warranties of Company and the Company Shareholders in Section 2.19 shall survive for a period of eight (8) years from and after the date hereof.

(b)                                 Parent’s representations and warranties set forth in this Agreement shall survive for a period of one (1) year from and after the date hereof except that the representations and warranties of in Sections 3.1, 3.2(a), 3.7 and 3.8 shall survive without limitation.

5.2                                 Agreement to Indemnify.

(a)                                  Indemnification by the Company Shareholders. Subject to the limitations set forth in this Section 5.2, the Company Shareholders will jointly and severally indemnify and hold harmless Parent and its respective officers, directors, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter in this Section 5.2 referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all claims, demands, actions, causes of action, losses, reductions in value, costs, damages, liabilities and expenses including, without limitation, reasonable legal fees (collectively, “Damages”) directly or indirectly caused by or arising out of  the following:

(i)                                     any breach of any of the representations or warranties made by Company or the Company Shareholders in this Agreement or any of the Company Ancillary Agreements or Shareholders Ancillary Agreements;

(ii)                                  any breach of any covenant or obligation of Company or the Company Shareholders contained in any of the Company Ancillary Agreements or Shareholders Ancillary Agreements;

(iii)                               except as otherwise provided by Section 6.8, any fees or commissions or similar payments, based upon any agreement or understanding made, or alleged to have been made, by any Person with Company or Company Shareholders in connection with any of the transactions contemplated by this Agreement, which are not otherwise covered by 5.2(a)(i) above; and

(iv)                              any proceeding relating directly or indirectly to any breach, alleged breach, liability or matter referred to in this Section 5.2(a) (including any proceeding commenced by any Indemnified Person for the purpose of enforcing any of its rights under this Section 5).

(b)                                 Indemnification by Parent and Surviving Corporation. Parent and Surviving Corporation will jointly and severally indemnify and hold harmless John M. Cullen  (“Cullen”) and his heirs and assigns (hereinafter in this Section 5.2 referred to individually as a “Cullen Indemnified Person”) from and against any and all Damages directly or indirectly arising out of any breach of any covenant or obligation of the Company or the Surviving Corporation arising solely out of facts or circumstances occurring at or after the Effective Time that give rise to Cullen’s guarantee obligation under that certain Guaranty of Lease Agreement, dated as of July 18, 2002, by and between Cullen and SBHI, Inc. (an “Indemnifiable Breach”) and any proceeding relating directly or indirectly to any such Indemnifiable Breach (including any proceeding commenced by any Cullen Indemnified Person for the purpose of enforcing any of such Cullen Indemnified Person’s rights under this Section 5(b).

(c)                                  Limitations.                                  The Company Shareholders shall not be required to make any indemnification payment pursuant to Section 5.2(a)(i) until such time as the total amount of all Damages that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Persons, or to which any one or more of the Indemnified Persons has or have otherwise become subject, exceeds fifty thousand dollars ($50,000), inclusive of legal fees (the “Basket”).  If the total amount of such Damages exceeds the Basket, the Indemnified Persons shall be entitled to be indemnified against and compensated and reimbursed for only the portion of such Damages exceeding the Basket. The maximum liability of each Company Shareholder for any and all claims for indemnification made pursuant to this Agreement (except as set forth below) shall be limited to the total consideration to be received by such Company Shareholder in the Merger.  The Company Shareholders shall not be required to make any indemnification payment pursuant to Section 5.2(a) if the Damages suffered or incurred by one or more of the Indemnified Persons, or to which one or more of the Indemnified Persons have become subject have been completely satisfied by a claim against the Hold-Back Cash Escrow.

(d)                                 Exclusion of Limitations.  Notwithstanding anything herein to the contrary, the limitations on the indemnification obligations of Company and the Company Shareholders set forth in Section 5.2(c) shall not apply to:

(i)                                     any breach arising directly or indirectly from any circumstance of which Company or any of the Company Shareholders had Knowledge on or prior to the Closing Date other than matters related to Sales Tax (as defined below) as more specifically set forth in Section 5.2(i);

(ii)                                  fraud, deliberate malfeasance, or any intentional breach by Company or any of the Company Shareholders of any representation, warranty, covenant or obligation;

(iii)                               any claims under Section 5.2(a)(ii) and 5.2(a)(iii);

(iv)                              any matters arising in respect of Sections 2.1, 2.2, 2.3 and 2.31.

(e)                                  Survival of Claims.  Notwithstanding anything to the contrary, if, prior to the expiration of the survival period identified in Section 5.1, an Indemnified Person makes a claim for indemnification under this Agreement with respect to a misrepresentation in, or breach of, any representation or warranty, then the Indemnified Person’s rights to indemnification under this Section 5.2 for such claim shall survive any expiration of such representation or warranty.

(f)                                    Representative and Indemnification Procedures.

(i)                                     John Cullen shall act as representative (the “Representative”) of all Company Shareholders for purposes of the indemnification provisions of this Section 5.2, and is duly authorized to be such Representative and may bind the Company Shareholders.

(ii)                                  Promptly after the receipt by Parent of notice or discovery of any claim, damage or legal action or proceeding giving rise to indemnification rights under this Agreement, Parent will give the Representative written notice of such claim, damage, legal action or proceeding (a “Claim”) in accordance with Section 5.2(h) and Section 6.9.  Parent may assert a Claim at any time prior to the survival periods set forth in Section 5.1.  Within twenty (20) days of delivery of such written notice, the Representative may, at the expense of the Company Shareholders, elect to contest any Claim and, in the case of any Claim involving third parties, prosecute such Claim to conclusion or settlement satisfactory to the Representative using counsel reasonably acceptable to Parent; provided, that the Representative may not elect to prosecute or settle any such Claim involving third parties if (A) such Claim seeks injunctive relief against Parent or Surviving Corporation or (B) Damages sought under such Claim, together with Damages sought under any other Claims then in dispute or pending, can reasonably be expected to exceed the value of the Hold-Back Shares (valued at the Parent Average Price Per Share).  If the Representative makes the foregoing election with respect to Claims of third parties, Parent will have the right to participate at its own expense in all proceedings.  If the Representative does not make such election with respect to Claims of third parties, Parent shall be free to handle the prosecution or defense of any such Claim, will take all necessary steps to contest the Claim involving third parties or to prosecute such Claim to conclusion or settlement satisfactory to Parent, and will notify the Representative of the progress of any such Claim, will permit the Representative at the sole cost of the Representative to participate in such prosecution or defense and will provide the Representative with reasonable access to all relevant information and documentation relating to the Claim and Parent’s prosecution or defense thereof.  In any case, the party not in control of the Claim will cooperate with the other party in the conduct of the prosecution or defense of such Claim.

(iii)                               Neither party will compromise or settle any such Claim without the written consent of either Parent (if the Representative defends the Claim) or the Representative (if Parent defends the Claim).

(iv)                              The Representative shall have the power to act for the Company Shareholders with respect to all transactions contemplated by this Agreement, and in connection with any dispute, litigation or arbitration involving this Agreement, and to do or refrain from doing all such further acts and things, and execute all such documents as the Representative shall deem necessary or appropriate in connection with transactions contemplated by this Agreement, including without limitation, the power (A) to act for the Company Shareholders with regard to matters pertaining to the indemnification referred to in this Agreement, including the power to compromise any Claim on behalf of the Company Shareholders and to transact matters of litigation; (B) to do or refrain from doing any further act or deed on behalf of the Company Shareholders which the Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement, as fully and completely as each Company Shareholder could do if personally present; and (C) to receive all notices and service of process on behalf of the Company Shareholders in connection with any claims or matters under this Agreement.

(v)                                 The Representative or any successor Representative shall have the power to substitute any other Company Shareholder (with such Company Shareholder’s consent) as a successor Representative hereunder.  In the event that the Representative is unable to perform his duties hereunder and unable to substitute a successor Representative by reason of the death or incapacity of the Representative and no substitute Representative has previously been appointed, a substitute Representative shall be appointed by the Company Shareholders holding a majority of the voting power of the Company Common Shares as of the date of this Agreement.

(vi)                              The Representative shall act for the Company Shareholders on all matters set forth in this Agreement in a manner the Representative believes to be in the best interests of the Company Shareholders and consistent with his obligations under this Agreement, but the Representative shall not be responsible to the Company Shareholders for any loss or damages the Company Shareholders may suffer by reason of the performance by the Representative of his duties under the Agreement, other than loss or damage arising from willful violation of law or gross negligence in the performance of his duties under this Agreement.  The Company Shareholders agree, jointly and severally, to indemnify and hold harmless the Representative for any loss or damage arising from the performance of his duties as Representative hereunder, including, without limitation, the cost of any accounting firm or legal counsel retained by the Representative on behalf of the Company Shareholders, but excluding any loss or damage arising from willful violation of law or gross negligence in the performance of his duties under this Agreement.

(vii)                           All actions, decisions and instructions of the Representative taken, made or given pursuant to the authority granted to the Representative hereunder shall be conclusive and binding upon all of the Company Shareholders and no Company Shareholder shall have the right to object, dissent, protest or otherwise contest the same.  Parent hereby acknowledges that the Representative may, with respect to any particular action, decision or instruction, solicit the consent of the Company Shareholders before acting.

(viii)                        The provisions of this Section 5.2(f) are independent and severable, shall constitute an irrevocable power of attorney coupled with an interest and shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Company Shareholder.

(g)                                 Subrogation.  In the event that any Company Shareholder shall be obligated to indemnify any Indemnified Person pursuant to this Agreement, such Company Shareholder shall, upon payment of such indemnity in full, be subrogated to all rights of such Indemnified Person with respect to the claim to which such indemnification relates.

(h)                                 Notice of Claim.  Each notice of a Claim by Parent pursuant to Section 5.2(a) (a “Notice of Claim”) will be in writing and will contain the following information:

(i)                                     Parent’s good faith estimate of the reasonably foreseeable maximum amount of the alleged Damages (which amount may be the amount of Damages claimed by a third party plaintiff in an action brought against Parent, Company or Surviving Corporation based on alleged facts, which if true, would constitute a breach of Company’s or the Company Shareholders’ representations and warranties); and

(ii)                                  A brief description, in reasonable detail (to the extent reasonably available to Parent), of the facts, circumstances or events giving rise to the alleged Damages based on Parent’s good faith belief thereof, including, without limitation, the identity and address of any third-party claimant (to the extent reasonably available to Parent), copies of any formal demand or complaint, and a statement as to whether the Damages relate to Company.

(i)                                     Sales Tax.                                           Notwithstanding anything to the contrary in this Agreement, the parties to this Agreement acknowledge and agree that Company may owe to one or more Governmental Bodies an undetermined amount of state sales tax that was not collected by Company from some of its customers (the “Sales Tax”).  Immediately following the Effective Time, Parent and Surviving Corporation will use commercially reasonable efforts to collect the Sales Tax from Company’s customers and to remit such Sales Tax to the appropriate Governmental Body.  To the extent that any Governmental Body makes a Claim against Parent or Surviving Corporation for the Sales Tax, the Company Shareholders shall indemnify Parent and Surviving Corporation for any Damages arising from such Claim, in accordance with Section 5.2(f) and subject to the limitations set forth in Section 5.2(c).  Parent and Surviving Corporation shall not, and shall not permit their respective directors, officers, employees and affiliates to, notify any Governmental Body that the Sales Tax may be owed to such Governmental Body unless and until such Governmental Body asserts a Claim against Parent or Surviving Corporation for such Sales Tax; provided, however, that remitting Sales Tax collected from Company’s customers to an appropriate Governmental Body shall not be deemed notification that Sales Tax may be owed for purposes of this Section 5.2(i).

6.                                      MISCELLANEOUS

6.1                                 Governing Law; Dispute Resolution.  The internal laws of the State of Colorado (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.  The exclusive jurisdiction and venue for any disputes arising under this Agreement shall be the Circuit Court, Denver Colorado, or the United States District Court for the Colorado District.

6.2                                 Assignment; Binding Upon Successors and Assigns.  No party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.3                                 Severability.  If any provision of this Agreement, or the application thereof, is for any reason held to any extent to be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

6.4                                 Counterparts.  This Agreement may be executed in counterparts, each of which will be an original as regards any party whose name appears thereon and all of which together will constitute one and the same instrument.  This Agreement will become binding when one or more counterparts hereof, individually or taken together, bear the signatures of all parties reflected hereon as signatories.

6.5                                 Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

6.6                                 Amendment and Waivers.  Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by writing signed by each party to be bound thereby.  The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default.

6.7                                 No Waiver.  The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions. The waiver by any party of the right to enforce any of the provisions hereof on any occasion will not be construed to be a waiver of the right of such party to enforce such provision on any other occasion.

6.8                                 Expenses.  Each party will bear its respective expenses and fees of its own accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement and the transactions contemplated hereby; provided, however, that (a) the expenses of Company shall be borne by the Company Shareholders (except as provided in 6.8(b)) and Parent will pay, or will reimburse the Company Shareholders for, up to $50,000 of the legal and accounting fees incurred by Company or the Company Shareholders related to this Agreement, the Company Ancillary Agreements, the Shareholder Ancillary Agreements and the transactions contemplated hereby and thereby; and reimbursement for such fees paid by the Company Shareholders prior to Closing will be paid within 30 days of Closing and fees for which itemized statements are submitted post-Closing will be paid by Parent within 30 days of receipt of such statements.

6.9                                 Notices.  Any notice or other communication required or permitted to be given under this Agreement will be in writing, will be delivered personally or by facsimile or by mail or express delivery, postage prepaid, and will be deemed given upon actual delivery or, if mailed by registered or certified mail, on the third business day following deposit in the mails, addressed as follows:

(a)

If to Parent:

Evolving Systems, Inc.
9777 Mt. Pyramid Ct. Suite 100
Englewood, CO 80112
Attention: Anita Moseley, General Counsel
Tel: 303.802.2599
Fax: 303.802.1138

with a copy to:

Holme Roberts & Owen LLP
1700 Lincoln St., Suite 4100
Denver, CO 80203-4541
Attention: Charles D. Maguire, Jr., Esq.
(Ph) 303-861-7000
(Fax) 303-866-0200

(b)

If to Company:

CMS Communications, Inc.
580 North Fourth Street
Suite 640
Columbus, OH 43215
Phone: (614) 355-0050
Fax: (614) 355-0049

with a copy to:

Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215
Attention: Susan E. Brown, Esq.
Phone: (614) 464-6323
Fax: (614) 719-4642

(c)

If to Representative or the Company Shareholders:

Attention: John M. Cullen, Jr.

986 Ridge Crest Drive
Gahanna, Ohio 43230
Phone: (614) 418-7258
Fax: (614) 418-0211

with a copy to:

Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215
Attention: Susan E. Brown, Esq.
Phone: (614) 464-6323
Fax: (614) 719-4642

or to such other address as the party in question may have furnished to the other party by written notice given in accordance with this Section 6.9.

6.10                           Stamp Duty.  Any stamp duty, transfer tax or similar tax payable in connection with the transfer of Company Common Shares by any Company Shareholder shall be payable by such Company Shareholder.

6.11                           Construction of Agreement.  This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties hereto and shall not be construed for or against any party hereto.  A reference to a section, schedule or exhibit will mean a section in, schedule to, or an exhibit to, this Agreement, unless otherwise explicitly set forth.  The titles and headings in this Agreement are for reference purposes only and will not in any manner limit the construction of this Agreement.  For the purposes of such construction, this Agreement will be considered as a whole.

6.12                           Further Assurances.  Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by another party to evidence and reflect the transactions provided for herein and to carry into effect the intent of this Agreement.

6.13                           Absence of Third-Party Beneficiary Rights.  No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner or employee of any party hereto or any other Person or entity, unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement.

6.14                           Public Announcement.  Upon or following execution of this Agreement, Parent may issue a press release, announcing the Merger, and may make such other disclosures regarding the Merger as it reasonably and in good faith determines are required under applicable securities laws and regulatory rules. Company may make such private announcements to its employees and such customers as may be approved in writing by Parent concerning the subject matter of this Agreement that it deems are reasonably necessary or advisable to carry into effect the transactions contemplated hereby.

6.15                           Entire Agreement.  This Agreement, the Company Ancillary Agreements, the Shareholders Ancillary Agreements, the Parent Ancillary Agreements, the Merger Sub Ancillary Agreements, the Company Disclosure Letter and the exhibits and schedules hereto and thereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect to the subject matter hereof.  The express terms hereof control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

6.16                           Effect of the Company Disclosure Letter.  Notwithstanding anything to the contrary contained in this Agreement or in the Company Disclosure Letter, any information disclosed in one part of the Company Disclosure Letter shall be deemed to be disclosed in any part of the Company Disclosure Letter to which such information is relevant, to the extent it is reasonably apparent from the information disclosed that it is relevant to such other part of the Company Disclosure Letter.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

EVOLVING SYSTEMS, INC.		CMS COMMUNICATIONS, INC.

By:	/s/ Anita T. Moseley	By:	/s/ John M. Cullen, Jr.
Name:	Anita T. Moseley	Name:	John M. Cullen, Jr.
Title:	Senior Vice President	Title:	President

ESI ACQUISITION ONE CORPORATION

By:	/s/ Anita T. Moseley
Name:	Anita T. Moseley
Title:	Secretary

COMPANY SHAREHOLDERS

/s/ John M. Cullen, Jr.
John M. Cullen, Jr.

/s/ Jeffrey A. Curran
Jeffrey A. Curran

/s/ Michael E. Brannan
Michael E. Brannan

/s/ Stephen J. Valachovic
Stephen J. Valachovic

[Signature Page to Agreement and Plan of Merger]